Exhibit 99.3

NICE Impact Conference 2012 to Showcase Best Practices
and Leading Enterprise Technologies for Shaping
Customer Interactions

Line-up of customer success stories and presentations will highlight the role of Big Data in understanding customer preferences and delivering better service

Sydney, Australia, July 24, 2012, NICE (NASDAQ: NICE) today announced that over 150 industry experts will gather at the NICE Impact Conference 2012 in Melbourne, Australia to share knowledge and best practices on how enterprises can shape customer interactions as they happen and ultimately maximize their business value. One of the central themes of the event, which will take place on August 1 at The Langham hotel, is how to approach Big Data not as a challenge but as an opportunity to understand customers and to best meet customer needs.

Held in conjunction with the regional NICE User Group (NUG) Community, the event offers opportunities for the exchange of peer-to-peer information and for relationship building among business leaders and domain experts. It brings together the NICE user community in order to drive innovation and improvement in industry practices.

“We are excited to showcase the full customer interaction management portfolio for the Australian and New Zealand market, which is often at the forefront of the latest technologies. Our line-up of industry-leading presentations and customer success stories will empower our Australian clients to leverage Big Data in order to gain unique insights into customer interactions across multiple touch points,” said Glenn Parker, Managing Director for Australia and New Zealand at NICE.

Three breakout sessions will allow participants to focus on specific areas of improvement for their businesses:

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Track 1: Workforce Optimization – This discussion will focus on ways to capture, understand, analyze and optimize operations in order to increase efficiency, improve customer service, and increase revenue opportunities. Sessions will include a Performance Management customer case study and a discussion on “Hidden Opportunities in the Back Office.”

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Track 2: Interaction Optimization – This track will explore NICE’s advanced business solutions for customer interaction optimization using cutting edge technologies such as voice print biometrics, process automation, cross-channel analytics, and real-time speech and text analytics. Sessions will include “Quality Management and Customer Experience using Analytics and Feedback – The Customer Story,” a presentation by Simon Fieldhouse, National Customer Quality Manager of AGL. He will demonstrate how AGL was able to go beyond individual agent performance to optimize contact center performance and quality of customer service at the business level.

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Track 3: Customer Experience Management (CEM) – Sessions in this track will provide a practical approach to boosting customer retention. Attendees will learn how to listen to the Voice of the Customer (VoC) across all service touch points, including social media, and discover how to leverage customers’ preferred channels, like mobile devices, in order to have a consistently positively impact on the customer experience.

Other conference highlights include an innovation showcase with exhibits demonstrating advanced applications from NICE and its business partners and a pre-conference workshop, on July 31, which will give participants an in-depth look at the NICE Workforce Management and Performance Management solutions.

For more information on Impact 2012, visit http://www.nice-apac.com/impact/conference.html. To register, http://www.nice-apac.com/impact/register.html

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Media Contact
Erik Snider, +1-877-245-7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Sahgal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.